BrokerDealer  Onboarding Agent Engagement Agreement – Reg A+ Tier 2

This Broker Dealer Onboarding Agent Engagement Agreement Reg A+ Tier 2 (together with exhibits and schedules, the “Agreement”) is entered into by and between WeSave, Inc. (“Issuer”), a Nevada corporation, and Rialto Markets LLC., a Delaware Limited Liability Company (“Rialto”) a FINRA registered Broker Dealer in all 50 states and Puerto Rico. Issuer and Rialto agree to be bound by the terms of this Agreement, effective as of August 11, 2022 (the “Effective Date”):

Whereas, Rialto is a registered brokerdealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Reg D 506(b), 506(c), Regulation A+, Reg CF and others;

Whereas, Issuer is offering securities directly to the public in an offering exempt from registration under Regulation A Tier 2 (the “Offering”) for $75,000,000; and

Now, Therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.Appointment, Term, and Termination

Issuer hereby engages and retains Rialto to provide operations and compliance services as listed:

a.Act as the Onboarding Agent/Broker of Record for 1A (SEC), 5110 (FINRA) and BlueSky (States & Territories) filings’

b.Provide introductions and coordination with engaging additional parties and service providers

c.assist with use of an “Issuer Reg A Raise” website where potential and current investors begin the process of onboarding/investing by entering their interest, required personal information and review and sign all Offering related documentation;

d.performing AML/KYC on all investors;

e.coordination with Registered Transfer Agent of the Issuer;

f.coordination with the escrow agent of the Issuer for funds raised;

g.coordination with the Issuer’s legal partners; and

h.providing other financial advisory services normal and customary for similar transactions and as may be mutually agreed upon by Rialto and the Issuer (collectively, the “Services”).

i.Investment Applicant Services (see Schedule B for associated fees)

j.“Payment Rails” for the use of providing investors with the ability to invest in the Offering using ACH and if available, credit cards.

The Agreement will commence on the Effective Date and will remain in effect for a period of twelve (12) months and will renew automatically for successive renewal terms of twelve (12) months each unless any party provides notice to the other party of nonrenewal at least sixty (60) days prior to the expiration of the current term.If Issuer defaults in performing the obligations under this Agreement, the Agreement may be terminated (i) upon sixty (60) days written notice if Issuer fails to perform or observe any material term, covenant or condition to be performed or observed by it under this Agreement and such failure continues to be unremedied, (ii) upon written notice, if any material representation or warranty made by either Provider or Issuer proves to be incorrect at any time in any material respect, (iii) in order to comply with a Legal Requirement, if compliance cannot be timely achieved using

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commercially reasonable efforts, after providing as much notice as practicable, or (iv) upon thirty (30) days’ written notice if Issuer or Rialto commences a voluntary proceeding seeking liquidation, reorganization or other relief, or is adjudged bankrupt or insolvent or has entered against it a final and unappealable order for relief, under any bankruptcy, insolvency or other similar law, or either party executes and delivers a general assignment for the benefit of its creditors. The description in this section of specific remedies will not exclude the availability of any other remedies. Any delay or failure by Issuer to exercise any right, power, remedy or privilege will not be construed to be a waiver of such right, power, remedy or privilege or to limit the exercise of such right, power, remedy or privilege. No single, partial or other exercise of any such right, power, remedy or privilege will preclude the further exercise thereof or the exercise of any other right, power, remedy or privilege. All terms of the Agreement, which should reasonably survive termination, shall so survive, including, without limitation, limitations of liability and indemnities, and the obligation to pay Fees relating to Services provided prior to termination.

In the event that Issuer elects to terminate the Offer after the issuance of the FINRA No Objection Letter and qualification of the Offering, but prior to making a good faith effort at offering and selling the securities, Issuer agrees to pay Rialto a termination fee in the amount of $30,000. If Issuer terminates this offering after issuer makes a good faith effort to offer and sell the securities, then issuer shall pay Rialto the percentage owed to Rialto as agreed to within this agreement. The early termination fee is only payable in the event that the offering is qualified by the SEC and Issuer does not make a good faith effort to sell the securities and shall be used to cover costs associated with the services and work performed by Rialto up to the point of early termination and any regulatory type of requirements that need to be performed by Rialto after such early termination.

The Issuer has a right of “termination for cause” which includes the material failure of Rialto to provide the services outlined in this Agreement. An Issuer’s exercise of its right of “termination for cause” eliminates any obligations with respect to the payment of any termination fee. The Issuer shall not be responsible for paying the termination fee unless an offering or other type of transaction (as set forth in this Agreement) is consummated within two years of the date of the engagement is terminated by the Issuer.

2.Services. Rialto will perform the services listed above in section 1, in connection with the Offering (the “Services”), unless otherwise agreed to in writing by the parties.

3.Compensation. As compensation for the Services, Issuer shall pay to Rialto fees equal to 1% for Broker  Onboarding Compliance/Administrative services listed as A1 in Section 1 above (and Schedule B) on the aggregate amount raised by the Issuer. This will only start after FINRA Corporate Finance issues a No Objection Letter for the Offering and the qualification of the Offering by the SEC. Issuer authorizes Rialto to deduct the fee directly from the Offering proceeds received in Issuer’s thirdparty escrow or payment account. The Maximum Compensation is

$750,000 (1% of $75M).

The Issuer shall also engage Rialto as a consultant to provide ongoing general consulting services relating to the Offering such as coordination with third party vendors and general guidance with respect to the Offering. The Issuer will pay a onetime Consulting Fee of $15,000 which will be due and payable 30 days after FINRA issues a No Objection Letter.

The maximum expenses for this Offering are $26,750, not including Blue Sky related fees. There are no expected out of pocket due diligence expenses.

4.Regulatory Compliance

Issuer and all its thirdparty providers shall at all times (i) comply with direct requests of Rialto; (ii) maintain all required registrations and licenses, including foreign qualification, if necessary; and (iii) pay all related fees and expenses (including the FINRA Corporate Filing Fee) as set forth herein, and in each case that are necessary or appropriate to perform their respective obligations under this Agreement. Issuer shall comply with and adhere to all Rialto policies and procedures.

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FINRA Corporate Filing Fee for this $75,000,000 bestefforts Offering is $11,750 and will be a passthrough fee payable to Rialto, from the Issuer, who will then forward it to FINRA as payment for the filing. This fee is due and payable prior to any submission by Rialto to FINRA. The FINRA Fee is .00015 of total Offering amount + $500.

Issuer and Rialto will have the shared responsibility for the review of all documentation related to the Transaction but the ultimate discretion about accepting an Issuer will be the sole decision of the Issuer. Each Investor will be considered to be that of the Issuer’s and NOT Rialto.

Issuer and Rialto will each be responsible for supervising the activities and training of their respective sales employees, as well as all of their other respective employees in the performance of functions specifically allocated to them pursuant to the terms of this Agreement.

Issuer and Rialto agree to promptly notify the other concerning any material communications from or with any Governmental Authority or SelfRegulatory Organization with respect to this Agreement or the performance of its obligations, unless such notification is expressly prohibited by the applicable Governmental Authority.

5.Role of Rialto. Issuer acknowledges and agrees that Issuer will rely on Issuer’s own judgment in using Rialto’ Services. Rialto (i) makes no representations with respect to the quality of any investment opportunity or of any issuer; (ii) does not guarantee the performance to and of any Investor; (iii) will make commercially reasonable efforts to perform the Services in accordance with its specifications; (iv) does not guarantee the performance of any party or facility which provides connectivity to Rialto; and (v) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employeremployee relationship of any kind.

Issuer acknowledges and agrees that Rialto was not made aware of any, nor was Rialto part of the production or distribution or use of any “Testing The Waters” materials.

6.Indemnification and Legal

As part of this Agreement, indemnification provisions between the parties are set out in Schedule A and form part of this Agreement.

Each provision of this Agreement is severable and is not affected if another provision of this Agreement is found to be invalid or unenforceable or to contravene applicable law or regulations. This Agreement is not intended to and does not confer any rights upon any shareholder of the Issuer or, except as expressly provided herein, any other person. The provisions of this Agreement shall be binding upon the both parties and their successors and assigns.

Nothing herein is intended to create or shall be construed as creating a fiduciary relationship between the Issuer and Rialto.

This Agreement will be construed in accordance with the laws of the State of New York. Any dispute, controversy or claim directly or indirectly relating to or arising out of this Agreement, or the breach thereof, shall be settled by arbitration administered by the FINRA Arbitration Committee in accordance with the FIRNA arbitration rules, and judgment on the award rendered by the arbitrator(s) may be entered in any court having jurisdiction thereof.

The costs and expenses incurred in connection with any arbitration (including reasonable attorney’s fees of the prevailing party) shall be borne and paid by the party that the arbitrator, or arbitrators, determines is the non prevailing party. The Issuer agrees and consents to personal jurisdiction, service of process and venue in any federal or state court within the State of New York in connection with any action brought to enforce an award in arbitration and in connection with any action to compel arbitration.

Each of Rialto and the Issuer on its own behalf and, to the extent permitted by applicable law, and on behalf of its

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shareholders waives all right to trial by jury in any action, proceeding or counterclaim (whether based upon contract, tort or otherwise) related to or arising out of the engagement of Rialto pursuant to, or the performance by Rialto of the Services contemplated by this Agreement.

Pursuant to the requirements of the USA Patriot Act (the “Act”) and other applicable laws, rules and regulations, Rialto is required to obtain, verify and record information that identifies the Issuer, which information includes the name and address of the Issuer and other information that will allow Rialto to identify the Issuer in accordance with the Act and such other laws, rules and regulations.

7.Confidentiality

“Confidential Information” means any information disclosed to a receiving party by the disclosing party, either directly or indirectly in writing, orally or by inspection of tangible objects, including without limitation announced and unannounced products, disclosed and undisclosed business plans and strategies, financial data and analysis, customer names and lists, customer data, funding sources and strategies, and strategies involving strategic business combinations which are conspicuously labeled and/or marked as being confidential or otherwise proprietary to the disclosing party. The receiving party agrees not to disclose any Confidential Information to third parties or to employees of the receiving party, except to its officers, directors, employees, partners, and advisors (including, but not limited to legal counsel, consultants, accountants and financial advisors). Those that receive the Confidential Information, collectively, “Representatives”, are required to have the Confidential Information in order to evaluate or engage in discussions concerning the opportunity. The Issuer will only release the Confidential Information to Representatives after first apprising such Representatives of their obligation to treat such disclosed information as Confidential Information of the disclosing party.

The Issuer acknowledges that upon closing of the Offering, Rialto may, at its own expense, place an announcement in such newspapers, periodicals and other media, as it may choose, stating that Rialto has acted as the financial advisor to the Issuer, and provided the trading platform for the securities issued by the Issuer, in connection with such Offering. Any other text included in such announcement is subject to the prior written approval of the Issuer. The Issuer agrees to state, in any press release issued in connection with the

8.Miscellaneous

This Agreement is nonexclusive and shall not be construed to prevent either party from engaging in any other business activities

This Agreement will be binding upon all successors, assigns or transferees of both parties. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any person or entity that acquires all or substantially all of its business or assets. Any assignment by the either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

Neither party will, without prior written approval of the other party, place or agree to place any advertisement in any website, newspaper, publication, periodical or any other media or communicate with the public in any manner whatsoever if such advertisement or communication in any manner makes reference to the other party, to any person or entity that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control, with the other party and to the clearing arrangements and/or any of the Services embodied in this Agreement. Issuer and Rialto will work together to authorize and approve cobranded notifications and Issuer facing communication materials regarding the representations in this Agreement. Notwithstanding any provisions to the contrary within, Issuer agrees that Rialto may make reference in marketing or other materials to any transactions completed during the term of this Agreement, provided no personal data or Confidential Information is disclosed in such materials.

THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE

STATE OF NEW YORK, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or

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selfregulatory agency or body, the validity of the remaining provisions and conditions will not be affected, and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

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Schedule A – Indemnification

Rialto Indemnification. Issuer agrees to indemnify, defend and hold Rialto and its Affiliates and their respective officers, directors, agents and employees (each a “Rialto Indemnified Party” or, collectively, “Rialto Indemnified Parties”) harmless against any investigation, claim, action, or proceeding (including a regulatory inquiry, whether formal or informal or any arbitration or court action) (“Action”) brought by an Investor, court, regulator or self regulatory organization asserting jurisdiction over the Rialto Indemnified Party or by any other party against any Rialto Indemnified Party if such Action relates to the Issuer, any Affiliate of Issuer, the Securities, the Offering, the marketing and advertising thereof, or that results from any action, inaction, omission, misstatement or statement of Issuer or any person acting in connection with Issuer or on Issuer’s behalf (other than any misstatement or statement about Rialto provided by Rialto) arising out of or based upon

(a) the Issuer Site or the offering circular, including any amended versions thereof; (b) any Material breach or alleged Material breach of any of Issuer’s representations, warranties, covenants or agreements hereunder and including any representations, warranties, covenants or agreements contained in the Schedules to this Agreement; (c) any breach or alleged breach of confidentiality or privacy relating to Issuer’s failure or alleged failure to treat any Investor’s personal or identifying information as confidential; and (d) infringement or misappropriation by Issuer of any third party’s property and/or intellectual property rights, including, but not limited to, patents, trademarks, copyrights, trade secrets and publicity rights. Further, Issuer shall indemnify and defend the Rialto Indemnified Parties against all expenses, fees (including reasonable attorney’s fees and other legal expenses), losses, claims, damages, demands, liabilities, judgments (including fines and settlements), costs of investigation or responding to inquiries or otherwise (“Losses”) incurred by or levied or brought against the Rialto Indemnified Parties arising out of, or related to, Actions warranting indemnification pursuant to this Schedule A as such Losses arise.

Promptly after receipt by a Rialto Indemnified Party of notice of any claim or the commencement of any Action with respect to which a Rialto Indemnified Party is entitled to indemnity hereunder, Rialto will notify Issuer in writing of such claim or of the commencement of such Action, and the Issuer, if requested by the Rialto Indemnified Party, will assume the defense of such Action and will employ counsel reasonably satisfactory to the Rialto Indemnified Party and will pay the fees and expenses of such counsel, provided that any failure to promptly notify Issuer shall not affect the indemnification right of a Rialto Indemnified Party except to the extent that the Issuer is Materially prejudiced by such failure. Notwithstanding the preceding sentence, the Rialto Indemnified Party will be entitled to employ counsel separate from counsel for the Issuer and from any other party in such action if counsel for the Rialto Indemnified Party reasonably determines that it would be inappropriate or ill advised for the same counsel to represent both Parties. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by the Issuer, in addition to local counsel. If the Rialto Indemnified Party elects the Issuer to assume the defense of such Action, Issuer will have the exclusive right to settle the claim or proceeding, provided that Issuer will not settle any such claim or Action without the prior written consent of the Rialto Indemnified Party, which consent shall not be unreasonably withheld. If the Rialto Indemnified Party assumes the defense (with payment of any related costs and expenses by Issuer), the Rialto Indemnified Party will have the exclusive right to settle the claim or proceeding, provided that the Rialto Indemnified Party will not settle any claim or Action without the prior written consent of the Issuer, which consent shall not be unreasonably withheld.

Issuer Indemnification. Rialto agrees to indemnify, defend and hold Issuer and its Affiliates and their respective officers, directors, agents and employees (each an “Issuer Indemnified Party” and, collectively, “Issuer Indemnified Parties”) harmless against any Action brought by an Investor, Investor, court, or regulator asserting jurisdiction

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over the Issuer Indemnified Party or by any other party against any Issuer Indemnified Party relating to Rialto, any Affiliate of Rialto or the Services, insofar as the Action arises out of or is based upon (a) any Material breach or alleged Material breach of any of Rialto representations, warranties, covenants or agreements hereunder and including any representations, warranties, covenants or agreements contained in the Schedules to this Agreement, (b) infringement or misappropriation by Rialto of any third party’s property and/or intellectual property rights, including, but not limited to, patents, trademarks, copyrights, trade secrets and publicity rights, (c) any misstatement or statement about Rialto provided by Rialto. Further, Rialto shall indemnify the Issuer Indemnified Parties against all Losses incurred by or levied or brought against the Issuer Indemnified Parties arising out of, or related to, Actions warranting indemnification pursuant to this Schedule A as such Losses arise.

Promptly after receipt by an Issuer Indemnified Party of notice of any claim or the commencement of any Action with respect to which an Issuer Indemnified Party is entitled to indemnity hereunder, Issuer will notify Rialto in writing of such claim or of the commencement of such Action, and Rialto, if requested by the Issuer Indemnified Party, will assume the defense of such Action and will employ counsel reasonably satisfactory to the Issuer Indemnified Party and will pay the fees and expenses of such counsel provided that any failure to promptly notify Rialto shall not affect the indemnification rights of an Issuer Indemnified Party except to the extent that Rialto is Materially prejudiced by such failure. Notwithstanding the preceding sentence, the Issuer Indemnified Party will be entitled to employ counsel separate from counsel for Rialto and from any other party in such action if counsel for the Issuer Indemnified Party reasonably determines that it would be inappropriate or illadvised for the same counsel to represent both Parties. In such event, the reasonable fees and disbursements of no more than one such separate counsel will be paid by Rialto, in addition to local counsel. If the Issuer Indemnified Party elects Rialto to assume the defense of such Action, Rialto will have the exclusive right to settle the claim or proceeding, provided that Rialto will not settle any such claim or Action without the prior written consent of the Issuer Indemnified Party, which consent shall not be unreasonably withheld. If the Issuer Indemnified Party assumes the defense (with payment of any related costs and expenses by Rialto), the Issuer Indemnified Party will have the exclusive right to settle the claim or proceeding, provided that the Issuer Indemnified Party will not settle any claim or Action without the prior written consent of Rialto, which consent shall not be unreasonably withheld, delayed or conditioned.

No Claim Preclusion. Nothing in this Section shall be construed to preclude either Party from making any claim against the other arising out of a failure to perform obligations under this Agreement. Neither Party shall be precluded from claiming or commencing an action for contribution to any amounts the other may be required or otherwise agree to pay to an Investor or other third party, including a regulator, with jurisdiction over the Services.

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Schedule B – Investment Applicant Service Levels (j. on page 1)

oRialto is licensed and approved to serve as a Broker Dealer in all 50 states

oAML / KYC processing

▪Subscription agreement review

▪Exceptions handled by Issuer

▪Proactive outreach handled by Issuer

oMarketing Material review

oEscrow management:

▪Reconciliation of all payments in and out of the escrow account

oExceptions handled by Issuer (Rialto will provide a regular list) of:

▪Application issues

▪Payment issues

▪KYC exceptions

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Schedule C – Compensation and Fee Chart

Offering Amount: $75,000,000

Fees Due Upon Execution of Agreement

DESCRIPTION	AMOUNT PAYABLE UP	ON
Known Reimbursable Expenses and Professional Fees (unused funds to be returned to Issuer, includes FINRA − 5110 Filing fees)	$11,750 (FINRA 5110 fee = $500 + .00015 of $ Offering)	Submission of the FINRA 5110 filing by Rialto
Consulting Fee	$15,000	Within 30 Days of FINRA’s issuance of the No Objection Letter

Fees Due Upon Success of Reg A+ Offering

DESCRIPTION	AMOUNT PAYABLE	UPON
Broker of Record/Compliance & Administrative Services Fees (For services provided as listed in a. through j. on page 1 of this agreement). This counts as Compensation.	1% of funds raised (Schedule B) for $750,000	Success of Financing
Equity Compensation	NONE
TOTAL MAXIMUM COMPENSATION: $750,000 (1% of $75M)
TOTAL MAXIMUM EXPENSES: $26,750 (includes FINRA and Consulting Fee)

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HELLOSIGN Audit Trail

TITLE	Rialto Markets Reg A Engagement Agreement
FILE NAME	Rialto Markets Re...16.22)(CLEAN).pdf
DOCUMENT ID	2a28a47ea065008df3eb447bf24b87fde72db19c
AUDIT TRAIL DATE FORMAT	MM / DD / YYYY
STATUS	Signed

Document History

SENT	**08 / 17 / 2022** 11:39:24 UTC-4	Sent for signature to Richard G. Stewart, Jr. (rgstewart@wesave.com) and Joel Steinmetz (joel@rialtomarkets.com) from compliance@rialtomarkets.com IP: 173.54.35.233
VIEWED	**08 / 17 / 2022** 11:40:18 UTC-4	Viewed by Joel Steinmetz (joel@rialtomarkets.com) IP: 216.130.38.2
VIEWED	**08 / 17 / 2022** 13:23:23 UTC-4	Viewed by Richard G. Stewart, Jr. (rgstewart@wesave.com) IP: 76.79.72.66
SIGNED	**08 / 22 / 2022** 12:02:13 UTC-4	Signed by Joel Steinmetz (joel@rialtomarkets.com) IP: 174.198.6.194
SIGNED	**08 / 22 / 2022** 17:13:34 UTC-4	Signed by Richard G. Stewart, Jr. (rgstewart@wesave.com) IP: 107.185.64.221
COMPLETED	**08 / 22 / 2022** 17:13:34 UTC-4	The document has been completed.

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